Joseph J. Tomasek, Esq.
                             77 North Bridge Street
                          Somerville, New Jersey 08876


                                February 7, 2007
      FOR THE EXCLUSIVE USE OF THE SECURITIES AND EXCHANGE COMMISSION ONLY

VIA TELECOPY AND EDGAR
Filing Desk
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20005

Attention:  Barbara C. Jacobs, Assistant Director

            Re: Magnitude Information Systems, Inc. (the "Company") Amendment No. 2, filed February 1, 2007
                  Commission File No. 333-138961

Dear Assistant Director Jacobs:

      Based upon recent conversations with the Staff's reviewer, Daniel Lee, Esq., it is clear that the Staff continues to view the issuance of Company securities in connection with the negotiated settlement transactions with our ex-senior officers, Steven D. Rudnik and Steven Jagels, as problematic. In order to remedy these problems and expedite the Staff's review of the Company's pending registration statement, the Company proposes to disclose the following risk factor in its next Amendment:

Remote Possibility of Contingent Liability

While our registration statement was still pending and under review by the Securities and Exchange Commission, the Company completed two private transactions, one with its former President-CEO, and the second with another former senior executive officer. The Company and these former executives negotiated settlement agreements which included the issuance of Company securities in exchange for outstanding Company obligations. Although we believe that these two transactions with our former executives were exempt securities, there is a theoretical and remote possibility that these ex-executives could attempt to rescind their investments if it could be established that their exchange agreements, including their acceptance of Company securities, resulted from a general solicitation, based upon our filed yet not then effective registration statement on Form SB-2. These ex-executives, of course, had direct relationships with Company officers, directors, advisors and shareholders and we believe they negotiated their respective exchange agreements and made their investment decisions based upon those relationships. We believe, therefore, that the likelihood of any attempt at rescission is extremely remote.

      Accordingly, this risk factor disclosure provides all potential public investors with notice of the remote rescission possibility resulting from the issuances of Company securities to both Steven D. Rudnik and Steven Jagels during the Staff's review of the Company's Form SB-2. We look forward to working with the Staff to complete its review of our pending registration statement.

                                         Very truly yours,


                                         /s/Joseph J. Tomasek
                                         ----------------------------
                                         Joseph J. Tomasek, Esq.


cc: Daniel Lee, Esq.